

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-14770

Payless ShoeSource, Inc.
401(k) Profit Sharing Plan
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2002, and December 31, 2001, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2002.

The Plan Financial Statements and Additional Information as of December 31, 2002 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

99.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the person serving as Chief Executive Officer.

99.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the person serving as Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc.
Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

By:



Jay A. Lentz, Chairman Retirement Committee — June 27, 2003



Michael J. Massey, Member Retirement Committee — June 27, 2003



Ullrich E. Porzig, Member Retirement Committee — June 27, 2003



Ronald A. Cooperman, Member Retirement Committee — June 27, 2003

EXHIBIT A

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002, Supplemental Schedule as of December 31, 2002, and Independent Auditors' Report

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrative Committee of
the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan
Topeka, Kansas

We have audited the accompanying statements of net assets available for benefits of Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 5, 2003

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments (Note 3)	$ 133,127,053	$ 142,091,015
Receivables:		
Employer contributions	4,110,136	3,477,905
Employee contributions	335,427	335,957
Total assets	137,572,616	145,904,877
LIABILITIES -		
Accrued administrative expenses	78,513	82,318
NET ASSETS AVAILABLE FOR BENEFITS	$137,494,103	$145,822,559

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

	2002
ADDITIONS:	
Investment income:	
Interest	$ 408,168
Dividends	1,249,035
Contributions:	
Employee contributions	14,131,868
Employer contributions	4,110,136
Total additions	19,899,207
DEDUCTIONS:	
Benefits paid to participants	15,883,798
Net depreciation in fair value of investments	12,019,333
Administrative expenses	324,532
Total deductions	28,227,663
DECREASE IN NET ASSETS	(8,328,456)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	145,822,559
End of year	$ 137,494,103

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. ("Payless" or the "Company") who have completed one year of service and attained the age of 21. Effective April 30, 2002, a full-time associate, as defined by the Plan, shall be eligible to make contributions following the completion of 90 days of employment by the Company and attaining the age of 21 and have to complete one year of service to receive an allocation of the Company match. All other employees earn eligibility upon completion of one year of service and attaining the age of 21. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. American Express Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 15% (effective May 1, 2002, 75%) of their pay, as defined in the Plan. Each eligible participant shall be automatically enrolled and to have elected to make a 3% contribution unless the participant elects otherwise. Effective May 1, 2002, participants under this Plan who have attained the age of 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitations of section 414(v) of the Internal Revenue Code ("IRC"). The Company matching contribution is discretionary and is currently 2½% of Company net profits, as defined by the Plan. The Company matching contribution is allocated in proportion to each participant's contribution up to a total of 5% of participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, six mutual funds and a Company stock fund for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Effective August 1, 1997, participants are vested in company contributions and earnings on company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans - Participants may borrow from their fund accounts to the extent that such loan, when added to the outstanding balance of all other loans to the Participant would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the Participant. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2002, forfeited nonvested accounts totaled $181,084. Forfeitures are used to: 1) restore any amounts previously forfeited from rehired participant accounts, 2) pay administrative expenses and 3) the balance, if any, shall be added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. Also, for Plan year 2002, $196,240 from forfeited nonvested accounts were used to pay Plan expenses and $138,931 will be allocated with the 2002 Company match in 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investment in the common/collective trust funds and the company stock fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows.

	December 31,	
	2002	2001
AET Income Fund II	$47,155,708	$42,807,713
Payless Common Stock Fund	27,232,235	31,147,046
AET Equity Index Income Fund I	20,982,308	29,524,714
PIMCO Total Return Fund	16,903,752	14,386,038
Invesco Dynamics Fund		7,514,468

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $12,019,333 as follows:

Mutual Funds	$ 9,833,406
Common Stock	2,185,927
	$ 12,019,333

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are units of common/collective trust funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $324,532 for the year ended December 31, 2002. Also, the Plan invests in units of a company stock fund that invests in shares of Payless Stock. Payless is the Plan Sponsor as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 4, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$137,494,103	$145,822,559
Deemed distributed loans	(4,465)	
Net assets available for benefits per the Form 5500	$137,489,638	$145,822,559

The following is a reconciliation of deemed distributed loans to participants per the financial statements for the year ended December 31, 2002 to Form 5500:

	December 31, 2002
Deemed distributed loans per the financial statements	$ 0
Add: Deemed distributed loans at December 31, 2002	4,465
Deemed distributed loans per the Form 5500	$4,465

* * * * * *

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	AET Income Fund II	Common/Collective Trust Fund 2,054,804 units	$ 47,155,708
*	AET Equity Index Income Fund I	Common/Collective Trust Fund 799,417 units	20,982,308
	PIMCO Total Return Fund	Mutual Fund 1,584,232 shares	16,903,752
	Invesco Balanced Fund	Mutual Fund 115,115 shares	1,380,234
	AXP New Dimensions Fund	Mutual Fund 94,330 shares	1,817,738
	Davis New Venture Fund Class A	Mutual Fund 128,003 shares	2,680,383
	Invesco Dynamics Fund	Mutual Fund 490,618 shares	5,229,991
	Janus Overseas Fund	Mutual Fund 266,931 shares	4,081,373
*	Payless Common Stock Fund	Company Stock Fund 2,817,031 units	27,232,235
*	Participant Loans	Participant loans (maturing from 2003 to 2032 at interest rates from 5.25% to 10.5%)	5,663,331
			$133,127,053

* Represents party-in-interest to the Plan.

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 5, 2003, appearing in this Annual Report on Form 11-K of Payless ShoeSource, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Kansas City, Missouri
June 26, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") on Form 11-K for the year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jay A. Lentz, serving as Chief Executive Officer of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Jay A. Lentz
Senior Vice President – Human Resources
June 27, 2003

EXHIBIT 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") on Form 11-K for the year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Susan E. Tucker, serving as Chief Financial Officer of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Susan E. Tucker
Director of HR Services
June 27, 2003